UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          FORMULA SYSTEMS (1985) LTD.
                          ---------------------------
                                (Name of Issuer)

             Ordinary Shares, NIS 1.00 nominal par value per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   346414-10-5
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menorah Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8   SHARED VOTING POWER: 795,471 Ordinary Shares **
OWNED BY
EACH               9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10  SHARED DISPOSITIVE POWER:  795,471 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      795,471 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):6.03%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menorah Insurance Company Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8   SHARED VOTING POWER: 672,157 Ordinary Shares **
OWNED BY
EACH               9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10  SHARED DISPOSITIVE POWER:  672,157 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                 672,157 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.09%***

14  TYPE OF REPORTING PERSON: IC

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Mivtachim Pension Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 465,954 Ordinary Shares **
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  465,954 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      465,954 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.53%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menorah Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 123,314 Ordinary Shares **
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 123,314 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      123,314 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.93%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menorah Mivtachim Provident Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 108,387 Ordinary Shares **
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 108,387 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      108,387 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.82%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menorah Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 14,927 Ordinary Shares **
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 14,927 Ordinary Shares **

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       14,927 Ordinary Shares **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.11%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

** Menorah Holdings Ltd. is the beneficial owner of 795,471 ordinary shares of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menorah Holdings Ltd. Menorah Holdings Ltd. holds 96.9% of the shares of Menorah Insurance Company Ltd. and 100% of the shares of Menorah Finance Ltd. Menorah Insurance Company Ltd. directly holds 206,203 ordinary shares of the Issuer. Mivtachim Pension Funds Ltd., a wholly owned subsidiary of Menorah Insurance Company Ltd., holds 465,954 ordinary shares of the Issuer. Menorah Mivtachim Provident Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 108,387 ordinary shares of the Issuer. Menorah Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of
     Menorah Finance Ltd., holds 14,297 ordinary shares of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 795,471 ordinary shares of the Issuer held by Menorah Holdings Ltd., Menorah Insurance Company Ltd., Menorah Finance Ltd., Mivtachim Pension Funds Ltd., Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

*** Based on 13,200,000 ordinary shares issued and outstanding as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

Item 1.  Security and Issuer
         -------------------

         This Statement on Schedule 13D relates to the ordinary shares, nominal par value NIS 1.00 per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Abba Eban Boulevard, Herzlia 46725, Israel.

Item 2.  Identity and Background
         -----------------------

         This Statement is being filed by Menorah Holdings Ltd. ("Menorah Holdings"), Menorah Insurance Company Ltd. ("Menorah Insurance Company"), Menorah Finance Ltd. ("Menorah Finance"), Mivtachim Pension Funds Ltd. ("Mivtachim"), Menorah Mivtachim Provident Funds Ltd., ("Menorah Mivtachim") and Menorah Mivtachim Mutual Funds Ltd. ("Menorah Mivtachim Mutual").

         Menorah Holdings is a holding company incorporated under the law of the State of Israel. Menorah Holdings shares are traded on the Tel Aviv Stock Exchange. 63.56% of Menorah Holding's outstanding shares is held, directly and indirectly, by Mr. Menahem Gurevitch, and 36.44% of Menorah Holdings is held by the public. The address of Menorah Holdings' principal office is Menorah House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menorah Insurance Company is a company incorporated under the law of the State of Israel. 96.9% of Menorah Insurance Company's outstanding shares are held by Menorah Holdings. Menorah Insurance Company's principal business is insurance. The address of Menorah Insurance's principal office is Menorah House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menorah Finance is a holding company incorporated under the law of the State of Israel. 100% of Menorah Finance's outstanding shares are held by Menorah Holdings. The address of Menorah Finance's principal office is Menorah House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim is a pension fund, established on December 20, 1995, in accordance with the laws of the State of Israel. 100% of Mivtachim's outstanding shares are held by Menorah Insurance Company. The address Mivtachim's principal office is Shaa'r Hair tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menorah Mivtachim is a company incorporated under the law of the State of Israel. 100% of Menorah Mivtachim's outstanding shares are held by Menorah Finance. Menorah Mivtachim's principal business is managing of provident funds. The address Menorah Mivtachim's principal office is Menorah House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menorah Mivtachim Mutual is a company incorporated under the law of the State of Israel. 100% of Menorah Mivtachim Mutual's outstanding shares are held by Menorah Finance. Menorah Mivtachim Mutual's principal business is managing mutual funds. The address of Menorah Mivtachim Mutual's principal office is Menorah House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menorah Holdings, Menorah Insurance Company, Menorah Finance, Mivtachim, Menorah Mivtachim, and Menorah Mivtachim Mutual or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Over the past few years, Menorah Insurance Company, Mivtachim, Menorah Mivtachim and Menorah Mivtachim Mutual have purchased an aggregate of 795,471 Ordinary Shares of the Issuer in a series of transactions. On August 27, 2006, Menorah Holdings and Menorah Insurance Company, became the holders of more than 5% of the ordinary shares of the Issuer, as a result of the acquisition of 10,000 ordinary shares of the Issuer by Mivtachim at a price of $10.14 per share.

         The source of the funds used for the purchase of the Issuer's shares were the investment accounts of Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.

Item 4.  Purpose of Transaction.
         -----------------------

         The 795,471 Ordinary Shares purchased by Menorah Insurance Company, Mivtachim Menorah Mivtachim and Menorah Mivtachim Mutual as of September 26, 2006 were purchased for portfolio investment purposes.

         Menorah Holdings, Menorah Insurance Company, Menorah Finance, Mivtachim Menorah Mivtachim and Menorah Mivtachim Mutual currently do not have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) Menorah Holdings and Menorah Insurance Company are the beneficial owners of 206,203 Ordinary Shares held by Menorah Insurance Company, which constitute approximately 1.56% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menorah Holdings, Menorah Insurance Company and Mivtachim are the beneficial owners of 465,954 Ordinary Shares held by Mivtachim, which constitute approximately 3.53% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menorah Holdings, Menorah Finance and Menorah Mivtachim are the beneficial owners of 108,387 Ordinary Shares held by Menorah Mivtachim, which constitute approximately 0.82% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menorah Holdings, Menorah Finance and Menorah Mivtachim Mutual are the beneficial owners of 14,927 Ordinary Shares held by Menorah Mivtachim, which constitute approximately 0.11% of the 13,200,000 Ordinary Shares of the Issuer, as of June 20, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         (b) Menorah Holdings and Menorah Insurance Company have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 206,203 Ordinary Shares, held by Menorah Insurance Company, which are currently beneficially owned by Menorah Holdings and Menorah Insurance Company.

         Menorah Holdings, Menorah Insurance Company and Mivtachim have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 465,954 Ordinary Shares, held by Mivtachim, which are currently beneficially owned by Menorah Holdings, Menorah Insurance Company and Mivtachim.

         Menorah Holdings, Menorah Finance and Menorah Mivtachim have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 108,387 Ordinary Shares, held by Menorah Mivtachim, which are currently beneficially owned by Menorah Holdings, Menorah Finance and Menorah Mivtachim.

         Menorah Holdings, Menorah Finance and Menorah Mivtachim Mutual have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 14,927 Ordinary Shares, held by Menorah Mivtachim Mutual, which are currently beneficially owned by Menorah Holdings, Menorah Finance and Menorah Mivtachim Mutual.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Menorah Insurance Company, Mivtachim, Menorha Mivtachim and Menorha Mivtachim Mutual during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.



          Date of Purchase by             Number of Ordinary
       Menorah Insurance Company           Shares Purchased     Price Per Share*
       -------------------------           ----------------     ----------------
           July 24, 2006                       1,421                $10.74
           July 26, 2006                       4,000                $10.65
           August 7, 2006                      2,000                $10.69
           August 22, 2006                     3,000                $10.44
           August 24, 2006                     1,000                $10.48
           August 28, 2006                       300                $10.34
           August 30, 2006                     4,000                $10.45
           August 31, 2006                     6,549                $10.45
           September 12, 2006                 24,250                 $8.97


          Date of Purchase by            Number of Ordinary
              Mivtachim                   Shares Purchased      Price Per Share*
              ---------                   ----------------      ----------------
           August 10, 2006                     3,100                $10.79
           August 27, 2006                    10,000                $10.45
           September 5, 2006                  30,500                $10.13
           September 6, 2006                  28,000                 $9.38
           September 12, 2006                 19,000                 $9.34


          Date of Purchase by            Number of Ordinary
           Menorah Mivtachim              Shares Purchased      Price Per Share*
           -----------------              ----------------      ----------------
           August 6, 2006                        419                $10.81
           August 15, 2006                     1,000                $10.64
           August 17, 2006                       600                $10.76
           August 30, 2006                     4,128                $10.45
           August 31, 2006                       657                $10.45
           September 3, 2006                     326                $10.43
           September 5, 2006                   3,500                $10.13
           September 6, 2006                   4,000                 $9.38
           September 12, 2006                  6,000                 $9.34
           September 12, 2006                  4,500                 $8.98

        Date of Purchase (Sales) by      Number of Ordinary
          Menorah Mivtachim Mutual     Shares Purchased (Sold)  Price Per Share*
          ------------------------     -----------------------  ----------------
           August 2, 2006                      2,500                $10.79
           August 9, 2006                      1,320                $10.91
           August 10, 2006                     (800)                $10.66
           August 15, 2006                     1,250                $10.68
           August 28, 2006                     2,100                $10.34
           September 12, 2006                (1,250)                 $8.93
           September 13, 2006                  (500)                 $9.08
----------------

*The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices does not include broker's commissions.

         Except for such transactions, Menorah Holdings, Menorah Insurance Company, Menorah Finance, Mivtachim, Menorha Mivtachim and Menorha Mivtachim Mutual have not effected any transactions in the Ordinary Shares since September 26, 2006.

         (d) No person other than Menorah Holdings, Menorah Insurance Company, Menora Finance, Mivtachim, Menorah Mivtachim and Menorah Mivtachim Mutual have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

         None.

Item  7. Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 - Joint Filing Agreement

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: September 26, 2006



                                       MENORAH HOLDINGS LTD.

                                       By: /s/Ari Kalman  /s/Yoni Tal
                                           --------------------------
                                       Name: Ari Kalman, Yoni Tal
                                       Title:   C.E.O, C.I.O

                                       MENORAH INSURANCE COMPANY LTD.

                                       By:  /s/Ari Kalman  /s/Yoni Tal
                                           ---------------------------
                                       Name: Ari Kalman, Yoni Tal
                                       Title:   C.E.O, C.I.O

                                       MIVTACHIM PENSION FUNDS LTD.

                                       By: /s/ Oren El-On   /s/Rami Armon
                                           ------------------------------
                                       Name: Oren El-On, Rami Armon
                                       Title:   C.E.O, C.I.O

                                       MENORAH FINANCE LTD.

                                       By: /s/ Yehuda Ben Assayag  /s/Yoni Tal
                                           -----------------------------------
                                       Name: Yehuda Ben Assayag, Yoni Tal
                                       Title:   C.E.O, Director

                                       MENORAH MIVTACHIM PROVIDENT FUNDS LTD.

                                       By: /s/ Hagit Levin /s/Yehuda Ben Assayag
                                           -------------------------------------
                                       Name:  Hagit Levin, Yehuda Ben Assayag
                                       Title:    C.E.O, Director

                                       MENORAH MIVTACHIM MUTUAL FUNDS LTD.

                                       By: /s/Ronen Avigdor/s/Yehuda Ben Assayag
                                           -------------------------------------
                                       Name: Ronen Avigdor, Yehuda Ben Assayag
                                       Title:   C.E.O, Director

                                                                      Schedule 1

                         List of Officers and Directors
Menorah Holdings Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
                                         and Chief Executive Officer
Gedalia Doron                           Director
Shlomo Milo                             Director
Yochi Devir                             Director
David Friedman                          Director
Eran Grifel                             Director
Niva Gurevitch                          Director
Yoni Tal                                Chief Financial Officer
Shmuel Schwartz                         Controller


Menorah Insurance Company Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Kviateck Uri                            Director
Ari Kalman                              Director and Chief Executive Officer
Oren El-on                              Director
Eran Grifel                             Director
Niva Guervitch                          Director
Yoni Tal                                Deputy Managing Director
                                         and Investment Division Manager
Shmuel Schwartz                         Deputy Managing Director
                                         and Accounting Division Manager
Menachem Harpaz                         Deputy Managing Director
                                         and Non-life Division Manager
Ronit Biran                             Internal Auditor
Yehuda Grossman                         Information and Technology
                                         Division Manager
Dr. Avraham Levenglick                  Assistant General Manager
                                         and Chief Actuary
Gershon Gurevitch                       V.P Logistics and Properties
Gadi Ben - Hamo                         Assistant General Manager
                                         and North Division Manager
Yaron Dwek                              Deputy Managing Director
                                         and Life Insurance Division Manager

Menorah Finance Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Ari Kalman                              Director
Yoni Tal                                Director
Shmuel Schwartz                         Director
Eran Grifel                             Director
Oren El-on                              Director
Yehuda Ben Assayag                      Chief Executive Officer

Menorah Mivtachim Provident Funds Ltd.

Name                                    Position
----                                    --------
Oren El-On                              Chairman of the Board of Directors
Ronen Idel                              Director
Yaron Dwek                              Director
Yehuda Ben Assayag                      Director
Tzipi Samet                             Director
Hezi Zaieg                              Director
Hagit Levin                             Chief Executive Officer

Mivtachim Pension Funds Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Shmuel Slavin                           Director
Haim Katz                               Director
Tzipi Samet                             Director
Eran Grifel                             Director
Yoram Belizovski                        Director
Gedalia Doron                           Director
Hezi Zaieg                              Director
Oren El-on                              Chief Executive Officer Director
Motti Dahan                             Chief Operation and Service Officer
Guy Krieger                             Legal Advisor and General Counsel
Yeshayahu Orzitzer                      Chief Actuary
Ronen Idel                              Chief Product and Development Officer
Israel Ezra                             Chief Financial Officer
Eli Hillel                              Chief Audit Executive
Rami Armon                              Chief Investment Officer
Ronny Shilo                             Division Human Resources
                                         and Administrative Manager
Eyal Azmon                              Marketing Manager

Menorah Mivtachim Mutual Funds Ltd.

Name                                    Position
----                                    --------
Yehuda Ben Assayag                      Chairman of the Board of Directors
Avi Sternschuss                         Director
Rami Armon                              Director
Hayim Levi                              Director
Rami Sason                              Director
Anat Bavitz                             Director
Ronen Avigdor                           Chief Executive Officer